Exhibit 12.1

STEEL PARTNERS HOLDINGS L.P.

COMPUTATION OF UNAUDITED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Year Ended December 31,
	2017		2016		2015	2014	2013	2012
(dollars in thousands)	Historical	Pro Forma - All Transactions(a)	Historical	Pro Forma - All Transactions(b)	Historical	Historical	Historical	Historical
(Loss) income from continuing operations before income taxes, equity method income (loss) and other investments held at fair value	$(2,554)	(5,225)	$22,438	$13,768	$23,369	$25,273	$16,525	$31,962
Fixed Charges:
Interest expense	4,406	7,420	11,052	27,033	8,862	11,073	10,454	14,804
Total fixed charges	4,406	7,420	11,052	27,033	8,862	11,073	10,454	14,804
Income from continuing operations before income taxes and equity method income (loss), other investments held at fair value and fixed charges	$1,852	2,195	$33,490	$40,801	$32,231	36,346	$26,979	$46,766

Ratio of earnings to fixed charges	*	*	3.03	1.51	3.64	3.28	2.58	3.16

* Earnings were insufficient to cover fixed charges for these periods. The amount of coverage deficiency was $2,554 for the historical period ended March 31, 2017 and $5,225 for the pro forma period ended March 31, 2017.

(a) Details of the pro forma ratio of earnings to fixed charges for each transaction are as follows:

	Three Months Ended
	March 31, 2017
(dollars in thousands)	Steel Excel Transaction	Proposed HNH Transaction
Loss from continuing operations before income taxes, equity method income (loss) and other investments held at fair value	$(2,882)	$(4,897)
Fixed Charges:
Interest expense	4,792	7,034
Total fixed charges	4,792	7,034
Income from continuing operations before income taxes and equity method income (loss), other investments held at fair value and fixed charges	$1,910	$2,137

Ratio of earnings to fixed charges	*	*

*Earnings were insufficient to cover fixed charges for this time period. The amount of coverage deficiency was $2,882 related to the pro forma impacts of the Steel Excel transaction and $4,897 for the pro forma impacts of the proposed HNH transaction.

(b) Details of the pro forma ratio of earnings to fixed charges for each transaction are as follows:

	Year Ended December 31, 2016
(dollars in thousands)	SLI Acquisition	Steel Excel Transaction	Proposed HNH Transaction
Income from continuing operations before income taxes, equity method income (loss) and other investments held at fair value	$27,604	$19,115	$11,925
Fixed Charges:
Interest expense	12,710	14,862	21,565
Total fixed charges	12,710	14,862	21,565
Income from continuing operations before income taxes and equity method income (loss), other investments held at fair value and fixed charges	$40,314	$33,977	$33,490

Ratio of earnings to fixed charges	3.17	2.29	1.55